Filed Pursuant to Rule 433

Registration No. 333-212301

FINAL TERM SHEET

Issuer:	Potash Corporation of Saskatchewan Inc.

Title of Securities:	4.000% Notes due December 15, 2026

Expected Ratings:	Baa1 / BBB+

Format:	SEC Registered – Registration Statement No. 333-212301

Ranking:	Senior Unsecured

Principal Amount:	$500,000,000

Expected Settlement Date:	December 6, 2016

Trade Date:	December 1, 2016

Maturity Date:	December 15, 2026

Interest Payment Dates:	June 15 and December 15 of each year

First Payment Date:	June 15, 2017

Benchmark Treasury:	2.000% due November 15, 2026

Benchmark Treasury Price:	96 - 03

Benchmark Treasury Yield:	2.444%

Spread to Benchmark Treasury:	T + 157 basis points

Reoffer Yield:	4.014%

Coupon:	4.000% payable semi-annually

Price to Public:	99.884%

Day Count:	30/360

Minimum Denominations:	$2,000 x $1,000

Optional Redemption:	At any time prior to September 15, 2026 (the “Par Call Date”), the Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes that would be due if such Notes matured on the Par Call Date but for such redemption (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption, as more fully described in the Prospectus (as defined below). At any time on or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption, as more fully described in the Prospectus.

CUSIP Number / ISIN Number:	73755L AN7 / US73755LAN73

Joint Book-Running Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Co-Managers:

BMO Capital Markets Corp.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

CIBC World Markets Corp.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Rabo Securities USA, Inc.

TD Securities (USA) LLC

SMBC Nikko Securities America, Inc.

UBS Investment Bank

Wells Fargo Securities, LLC

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a Registration Statement on Form S-3 (including a base prospectus dated June 29, 2016, as supplemented by a preliminary prospectus supplement, dated December 1, 2016, the “Prospectus”) with the SEC for the offering to which this communication relates. This pricing term sheet supplements the Prospectus. Before you decide whether to invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Goldman, Sachs & Co. toll-free at 1-866-471-2526, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.